EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2014	2013	2012	2011	2010
Earnings (1)	$5,083	$5,128	$8,236	$6,725	$3,750
Plus: Interest expense	1,108	1,192	1,264	1,222	1,257
One-third of rental expense (2)	127	145	158	143	120
Adjusted Earnings	6,318	6,465	9,658	8,090	5,127

Fixed charges:
Interest expense (3)	1,108	1,192	1,264	1,222	1,257
Capitalized interest	13	25	26	18	26
One-third of rental expense (2)	127	145	158	143	120
Total fixed charges	$1,248	$1,362	$1,448	$1,383	$1,403

Ratio of earnings to fixed charges	5.1	4.7	6.7	5.8	3.7
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(1)	Consolidated profit before taxes

(2)	Considered to be representative of interest factor in rental expense

(3)	Does not include interest on income taxes and other non-third-party indebtedness